1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Alexander C. Karampatsos alexander.karampatsos@dechert.com +1 202 261 3402 Direct

June 3, 2024

VIA EDGAR

Mr. Ryan Sutcliffe

Ms. Lisa Larkin

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Eagle Point Enhanced Income Trust Registration Statement on Form N-2 File Nos. 333-274966 and 811-23909

Dear Mr. Sutcliffe and Ms. Larkin:

This letter responds to comments that you conveyed in a telephonic discussion with Alexander C. Karampatsos on May 31, 2024 with respect to Pre-Effective Amendment No. 3 to the registration statement filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 29, 2024 on behalf of Eagle Point Enhanced Income Trust (the “Fund”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

The Fund undertakes to file a post-effective amendment to the Registration Statement (the “Post-Effective Amendment”), which will reflect the disclosure changes discussed below.

On behalf of the Fund, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

1.	Comment: Please revise the disclosure under the “Expense Limitation and Reimbursement Agreement” section to reflect that the Fund may recoup any waived or reimbursed expenses so long as the recoupment does not cause the Fund to exceed the current expense cap or the expense cap in place at the time of the waiver or reimbursement, whichever is lower.

Response:         The Fund undertakes to revise the disclosure as follows in the Post-Effective Amendment (new disclosure underlined):

“Any Expense Limitation Payment or waiver is subject to Reimbursement by the Fund for three years after the date on which such Expense Limitation Payment or waiver was made. Reimbursement can only be made if the Fund is able to make the ~~Expense Limitation Payment~~ Reimbursement without exceeding the Expense Cap at the time of such Reimbursement or the Expense Cap in place at the time of the Expense Limitation Payment or waiver (whichever is lower).”

Ms. Larkin June 3, 2024 Page 2

2.	Comment: Please file the revised Expense Limitation and Reimbursement Agreement, reflecting the revisions requested in Comment 1, as an exhibit to the Post-Effective Amendment.

Response:         The Fund undertakes to file the revised Expense Limitation and Reimbursement Agreement as an exhibit to the Post-Effective Amendment.

* * *

We believe that the foregoing has been responsive to the Staff’s comment. Please call the undersigned at (202) 261-3402 if you wish to discuss this correspondence further.

Sincerely,

/s/ Alexander C. Karampatsos

Alexander C. Karampatsos

cc:	Nauman S. Malik, Eagle Point Credit Management LLC

Joshua M. Katz, Eagle Point Credit Management LLC

Philip T. Hinkle, Dechert LLP

Jonathan H. Gaines, Dechert LLP